January 17, 2020

Jacob D. Cohen
Chief Executive Officer
American International Holdings Corp.
3990 Vitruvian Way, Suite 1152
Addison, TX 75001

       Re: American International Holdings Corp.
           Post-Qualification Amendment to Offering Statement on Form 1-A Filed January 9, 2020
           File No. 024-11080

Dear Mr. Cohen:

       We have reviewed your amendment and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A

Exhibits
Exhibit 12.1, page 31

1. Please have counsel revise the legality opinion to state that the 400,000 shares that have already been issued to Mr. Stewart "are" validly authorized, legally issued, fully paid and non-assessable and that the 400,000 shares yet to be issued to Mr. Stewart "will be"
       validly authorized, legally issued, fully paid and non-assessable. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19, which is available on our website at https://www.sec.gov/interps/legal/cfslb19.htm.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Jacob D. Cohen
American International Holdings Corp.
January 17, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-
3625 with any questions.



FirstName LastNameJacob D. Cohen                          Sincerely,
Comapany NameAmerican International Holdings Corp.
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